Exhibit 99.1

中国北京建国门外大街1号国贸写字楼2座12-14层100004

12-14th Floor, China World Office 2, No. 1 Jianguomenwai Avenue, Beijing 100004, China

电话 Tel: +86 10 6563 7181 传真 Fax: +86 10 6569 3838

电邮 Email: beijing@tongshang.com 网址 Web: www.tongshang.com

October 27, 2022

To：Kaixin Auto Holdings (the “Company”)

Dear Sirs:

We are qualified lawyers of the People’s Republic of China (the “PRC” which, for the purposes of this opinion, excludes the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan) and are qualified to issue opinions on the officially published and publicly available laws, administrative regulations and departmental rules of the PRC currently in effect as of the date of this legal opinion (this “Legal Opinion”) (the “PRC Laws”).

We have acted as PRC counsel for the Company in connection with its filing of the Registration Statement on the Amendment No.3 to Form F-3 with the U.S. Securities and Exchange Commission (the “Filing”).

Based on the PRC Laws, as of the date of this Legal Opinion, we are of the view that:

1.	According to the illustration and confirmation of the Company, as of the date of June 30, 2022, the PRC operating entities engaged in the sales of domestic and imported automobiles are Inner Mongolia Jieying Kaihang Auto Retail Co., Ltd., Wuhan Jieying Chimei Automobile Service Co., Ltd., Chongqing Jieying Shangyue Auto Brokerage Co., Ltd., Zhejiang Taohaoche Technology Co,. Ltd. and Ningbo Jiusheng Auto Sales and Service Co., Ltd. On September 7, 2022, Ningbo Jiusheng Auto Sales and Service Co., Ltd. was dissolved.

2.	As of the date of this Legal Opinion, the remaining PRC operating entities which engaged in the sales of domestic and imported automobiles in the PRC have obtained the requisite licenses and permits from the Chinese authorities for the business operations in the PRC, including business licenses.

This Legal Opinion relates to the PRC Laws in effect as of the date hereof and there is no assurance that any of such laws will not be changed, amended or replaced in the immediate future or in the longer term with or without retrospective effect.

This Legal Opinion is rendered only with respect to the PRC Laws and we have made no investigations in any other jurisdiction and no opinion is expressed or implied as to the laws of any other jurisdiction.

This Legal Opinion is solely for the benefit of the persons to whom it is addressed. It may not, except with our prior written permission, be relied upon by anyone else in connection with this Legal Opinion or anything contained therein or used for any other purpose. Notwithstanding the aforesaid, we consent to disclose this Legal Opinion to the Securities and Exchange Commission as necessary for the Filing or as otherwise required by applicable laws and regulations.

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Yours sincerely,

Commerce & Finance Law Offices